Exhibit 99.1

Can-Fite: Pre-Clinical Data Positions Namodenoson as an anti-Obesity Agent

●	Company filed patent application for the utilization of Namodenoson as an anti-obesity drug

●	A Phase II study of Namodenoson is enrolling patients for the treatment of NAFLD/NASH

●	Data from Phase II study of Namodenoson in advanced liver cancer expected to be released in Q1/19

PETACH TIKVA, Israel, January 08, 2019 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE:CFBI), a biotechnology company advancing a pipeline of proprietary small molecule drugs that address cancer, liver and inflammatory diseases, today announced new pre-clinical findings demonstrating that Namodenoson, inhibits lipid production and fat accumulation in adipocytes (lipid producing cells).

These findings together with the excellent safety profile of Namodenoson support its potential utilization as an anti-obesity drug.

New pre-clinical studies of Namodenoson showed a significant decrease in lipid production and fat accumulation utilizing 3T3-L1 adipocytes, functioning as lipid producing cells and are also responsible for fat storage. Namodenoson was also shown to inhibit the proliferation of adipocytes, further hampering the expansion of fat producing cells. A patent application for the utilization of Namodenoson as an anti-obesity drug has been filed.

“These new preclinical data, in tandem with the safety profile of Namodenoson in humans demonstrated to date, serve as robust support for its potential development as an anti-obesity drug,” said Pnina Fishman, Ph.D., CEO of Can-Fite BioPharma. “This complements Namodenoson’s potential positive effects on steatosis, inflammation and fibrosis, as evidenced in preclinical studies in non-alcoholic fatty liver disease/non-alcoholic steatohepatitis (NAFLD/NASH). These additional data regarding the inhibition of fat accumulation also serve as encouragement for our Phase II NAFLD/NASH study where we hope to reproduce these findings.”

The global obesity treatment market is lucrative due to the awareness of a link between chronic diseases and obesity and according to Market Research Future is expected to reach USD 12 billion by 2023.

Can Fite is currently enrolling patients for a Phase II study of Namodenoson in NAFLD/NASH patients with evidence of active inflammation. The primary study end point is serum ALT levels, and secondary end point is percentage of liver fat, as measured by PDFF (proton density fat fraction).

In addition, the Company expects to release data from its Phase II advanced liver cancer study of Namodenoson during Q1/19.

About Namodenoson

Namodenoson is a small orally bioavailable drug that binds with high affinity and selectivity to the A3 adenosine receptor (A3AR). Namodenoson is being evaluated in Phase II trials for two indications, as a second line treatment for hepatocellular carcinoma, and as a treatment for non-alcoholic fatty liver disease (NAFLD) and non-alcoholic steatohepatitis (NASH). A3AR is highly expressed in diseased cells whereas low expression is found in normal cells. This differential effect accounts for the excellent safety profile of the drug.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, inflammatory disease and sexual dysfunction. The Company’s lead drug candidate, Piclidenoson, is currently in a Phase III trial for rheumatoid arthritis and psoriasis. Can-Fite’s liver cancer drug, Namodenoson, is in Phase II trials for hepatocellular carcinoma (HCC), the most common form of liver cancer, and for the treatment of non-alcoholic steatohepatitis (NASH). Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction in preclinical studies and the Company is investigating additional compounds, targeting A3AR, for the treatment of sexual dysfunction. These drugs have an excellent safety profile with experience in over 1,000 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, market risks and uncertainties, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of Can-Fite’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; estimates of our expenses, future revenues, capital requirements and our needs for additional financing; competitive companies, technologies and our industry; statements as to the impact of the political and security situation in Israel on our business; and risks and other risk factors detailed in Can-Fite’s filings with the SEC and in its periodic filings with the TASE. In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114

Media Contact:

DGI Comm

Laura Radocaj

lradocaj@dgicomm.com